3-1-02

02025498

922658

0-24018

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 13 2002
354
WASH, D.C. SECTION

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 1, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

Suite 300, 500-4th Avenue SW
Calgary, Alberta, Canada T2P 2V6
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

CRGH

ZI CORPORATION
Suite 300, 500 – 4th Avenue, S.W.
Calgary, Alberta
T2P 3C6

February 27, 2002

VIA SEDAR

ALBERTA SECURITIES COMMISSION
19th Floor, 10025 Jasper Avenue
Edmonton, Alberta
T5K 3Z5

ONTARIO SECURITIES COMMISSION
18th Flr., 20 Queen Street West
Toronto, Ontario
M5H 3S8

Dear Sirs:

Re: ZI CORPORATION - MATERIAL CHANGE REPORT UNDER SECTION 118 OF THE *SECURITIES ACT* (ALBERTA) AND SECTION 75 (2) OF THE *SECURITIES ACT* (ONTARIO)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of **ZI CORPORATION** (the "Corporation"). For convenience, this letter is itemized in the same manner as Form 27 of the *Securities Act* (Alberta) and the *Securities Act* (Ontario). Concurrent with this filing, this letter is being filed with the Toronto Exchange Inc. ("Exchange") and NASDAQ, being the only exchanges on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

ZI CORPORATION
Suite 300, 500 – 4th Avenue, S.W.
Calgary, Alberta
T2P 3C6

Item 2 - Date of Material Change

The material changes occurred on or about Tuesday, February 26, 2002

Item 3 - Publication of Material Change

The press releases were issued on Wednesday, February 27, 2002 at 8:30 am eastern standard time

Item 4 - Summary of Material Change

California court granted Zi partial summary judgment in Tegic lawsuit

Item 5 - Full Description of Material Change

Please see attached press release

Item 6 - Reliance on Section 118(2) of the *Securities Act* (Alberta) and Section 85(2) of the *Securities Act* (British Columbia)

Not applicable.

Item 7 - Omitted Information

No omitted information.

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Mr. Neil Frizzell
Vice President, General Counsel
Zi Corporation
Phone: (403) 233-8875
Fax: (403) 233-8878

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 1st day of March, 2002.

ZI CORPORATION

Mr. Neil Frizzell

cc Toronto Stock Exchange

zi corporation

press release

Zi successful in summary judgment defense to Tegic lawsuit

California court grants Zi partial summary judgment in its patent infringement defense – eZiText™ v 4.5 does not infringe on Tegic's patents

Calgary, AB (February 27, 2002) – Zi Corporation (NASDAQ: ZICA) (TSE: ZIC), a leading provider of intelligent interface solutions, is pleased to announce that the company has received a favorable order from the District Court for Northern California granting in part its motion for partial summary judgment. The order was granted to the company in its defense against the patent infringement action initiated by Tegic Communications, Inc., a subsidiary of AOL Time Warner, and Asian Communications PTY Ltd. The summary judgment order granted to Zi found, among other things, that:

- Zi's eZiText™ product version 4.5 for alphabetic languages does not infringe on Tegic's patents; and
- Tegic can make no claim for damages based on price erosion or lost profits to the extent they are based on Zi's Chinese language products.

As the court noted, "In response, Tegic has failed to submit any evidence raising a triable issue of fact with respect to version 4.5."

"With this decision, Zi can further advance its business plans within the North American marketplace, as the uncertainty caused by this lawsuit has been effectively removed, " said Michael E. Lobsinger, chairman and CEO of Zi Corporation. "The California court has validated our present business strategy and product offering, and we are now focused on moving forward in light of this favorable decision."

The court deferred decision on the validity of Tegic's patents until the trial, which is currently set for August 2002.

A copy of the court order can be viewed on Zi Corporation's website at www.zicorp.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's core technology product, eZiText connects people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners from offices in Calgary, Beijing, Hong Kong, San Francisco, Shenzhen, Stockholm and Tokyo. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward-looking statements. Zi Corporation does not assume any obligation to update such forward-looking statements.

-30-

For more information:

Media Inquiries:
Shawn Kelly
Corporate Communications Manager
Phone: 403 537 9770
skelly@zicorp.com

Investor Inquiries:
Dale Kearns
Chief Financial Officer
Phone: 403 233 8875
investor@zicorp.com

www.zicorp.com

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2002

Zi Corporation

By: Neil Frizzell

Name: ______________________

Title: Vice President, General Counsel